Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

January 17, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, D.C. 20549
Attn: Joseph Klinko, Staff Attorney

Re:	Golden Ocean Group Ltd. Form 20-F for the Fiscal Year ended December 31, 2018 Filed March 22, 2019 File No. 000-29106

Dear Mr. Klinko:

This letter sets forth the response of Golden Ocean Group Ltd. (the “Company”) to the comment letter dated December 19, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2018 (the “Form 20-F”) that was filed via EDGAR on March 22, 2019. The Company has today filed via EDGAR this letter, which responds to the Staff’s comments contained in the Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Form 20-F. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Form 20-F for the Fiscal Year ended December 31, 2018
Financial Statements
Note 2 - Summary of Significant Accounting Policies, page F-11
Revenue Recognition, page F-12
1.
We note your accounting policy for revenue sharing/pool agreements on page F-13, indicating that revenues and expenses of the pools are presented gross when you are the principal, while allocations that you receive when you are not the principal are presented as other operating income, net. We understand from your disclosures on pages 36 and 39 that you had 25 of your 77 vessels operating under such agreements at year-end.

U.S. Securities and Exchange Commission
January 17, 2020

Tell us the amounts of your revenues and expenses for each period that relate to revenue sharing/pool agreements in which you were the manager/principal, and the amounts of such revenues and expenses that you retained based on your share of the pools. Tell us how you report your allocations of amounts attributable/distributed to other participants in these pools, along with your rationale.
Please expand your policy disclosure to describe the scope of your responsibilities as the manager/principal in these arrangements, also to clarify your reference to “under the charter parties” along with your gross and net reporting policy considerations.
Please clarify whether amounts shown on the line item “other operating income, net” are limited to the allocations you receive as a participant/agent, or also include your allocations as a manager/principal to other participants. Provide us with details of the amounts reported on this line for each period.
In order for us to better understand your accounting policy considerations, please submit copies of the two revenue sharing/pool agreements that were the most significant during 2018, in your role as a manager/principal, and separately, as a participant/agent.
During the year ended December 31, 2018, several vessels in the Company’s fleet traded as part of either a pool agreement or a revenue sharing agreement. As disclosed on pages 36, 38 and 39 of the Form 20-F, the Company had 25 of its 77 vessels operating under such agreements as of December 31, 2018. Most notable is the Company’s pool arrangement with Capesize Chartering Ltd, or CCL, as 22 of the Company’s Capesize vessels traded as part of this pool arrangement as of December 31, 2018 (the “CCL Pool”). Both as of December 31, 2017 and 2016, the Company had 18 Capesize vessels, respectively, operating under the CCL Pool. In addition to the 22 Capesize vessels that traded as part of the CCL Pool as of December 31, 2018, the Company’s three Ultramax vessels (slightly larger sized vessel than the average Supramax) were included in C Transport Holding Ltd's, or CTM, revenue sharing agreement for Supramax vessels (the “CTM Supramax RSA”). As of December 31, 2017 and 2016, the Company had three and nil Ultramax vessels, respectively, operating under the CTM Supramax RSA. In addition, as of December 31, 2017, the Company had one Newcastlemax vessel that operated as part of a pool arrangement for Newcastlemax vessels. This arrangement was discontinued in 2018 and was not as significant as the CCL Pool or the CTM Supramax RSA. Copies of both the CCL Pool, where the Company is considered the principal, and the CTM Supramax RSA, where the arrangement is considered a lease (net presentation), have been provided to the Staff on supplemental basis. The Company respectfully requests that the Staff either return to us or destroy copies of both the CCL Pool and the CTM Supramax RSA upon completion of its review.

U.S. Securities and Exchange Commission
January 17, 2020

As referred to on page F-13 of the Form 20-F, the Company includes the following disclosures related to its revenue sharing/pool agreements, “For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent income (“TCE”) basis in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.”
Total revenues for 2018, 2017 and 2016 relating to the Company’s owned vessels that were under pool arrangements where the Company was considered the principal were $236.5 million, $195.4 million and $80.6 million, respectively. Total voyage expenses for the Company’s owned vessels for 2018, 2017 and 2016 relating to these pool arrangements were $87.1 million, $79.3 million and $44.0 million, respectively. In addition to these amounts, the Company retained a net Pro/Contra Amount (as defined below) based on a net settlement of the Company’s relative share of the pool results.
The net Pro/Contra Amount relating to the pool arrangements where the Company was considered the principal were net $3.0 million, $3.9 million and $0.9 million, respectively, for 2018, 2017 and 2016. These amounts are presented under the line item “other operating income (expenses), net” in the Form 20-F. The amounts shown on the line item “other operating income (expenses), net” in the Form 20-F only include the Pro/Contra Amount from arrangements where the Company is considered the principal.
Total lease revenues for 2018, 2017 and 2016 relating to the Company’s owned vessels that were under the CTM Supramax RSA and which have been accounted for as operating leases were $13.2 million, $24.1 million and nil, respectively.
CCL Pool
As disclosed on pages 24 and F-40 to the 2018 Form 20-F, in February 2015, CCL, a joint venture company, was incorporated. In January 2016, the joint venture partners, which consisted of the Company, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a pool agreement. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and, ultimately, achieve improved scheduling ability with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. The participants of the CCL Pool are active participants in the pool arrangement as they carry out and direct the activities of the pool. All participants are involved through, among other things, contributing vessels into the commercial pool, commercially managing the vessels (through involvement in the commercial manager), operating their own vessels and fulfilling the voyages (i.e., fulfilling the contract). The Company holds a 25% ownership in CCL and the investment is accounted for using the equity method of accounting as the Company has significant influence over the investee. However, the Company’s share of profit of CCL is insignificant because CCL distributes its total results to the participants under the CCL Pool.

U.S. Securities and Exchange Commission
January 17, 2020

For the Company’s owned vessels that are a part of the CCL Pool, the Company presents revenues related to the contracts with customers for these vessels on a gross basis in the consolidated statements of operations. The Company only records revenues for its own vessels that are under the CCL Pool. The participating vessels are contracted to end customers directly by the Company. As a result, if one of the Company’s owned vessels is contracted on a voyage charter or a time charter, revenues for such charter parties are presented as either voyage charter revenues or time charter revenues, respectively. Any voyage costs under a voyage charter are expensed under voyage expenses. Depending on the charter party with the customer, the Company applies either ASC 606 Revenue from Contracts with Customers (“ASC 606”) as it did in 2018, ASC 605 Revenue Recognition (“ASC 605”) as it did in 2017 and 2016, or ASC 840 Leases for the accounting treatment on recognizing revenues and related expenses.
Under the CCL Pool, the Company reports to CCL, the pool manager, the revenues and expenses for the Company’s owned vessels that are a part of the CCL Pool. The other participants in the CCL Pool perform the same reporting process to CCL as well. Subsequently, based on all the participants’ reported results, CCL calculates the total pool revenues, pool expenses and pool results in accordance with Clause 13 of the CCL Pool. Each vessel in the CCL Pool is allocated a specific number of “pool points”, reflecting the relative earnings capacity of the vessel. The number of pool points per vessel, or pool key, is fixed, but regularly updated by CCL in accordance with the CCL Pool. Based on the pool key and pool results, CCL calculates a pool result for each vessel. The difference between the pool result as calculated by CCL for the Company’s owned vessels and the actual result as per the charter party with the third party customer presented on a gross basis in the Company’s consolidated statements of operations is a pro/contra amount that is settled with CCL on a monthly basis (the “Pro/Contra Amount”). It is CCL that calculates and reports the amounts attributable and distributable, the Pro/Contra Amount, to the other participants of the CCL Pool, not the Company.
The accounting presentation of the Pro/Contra Amount under the CCL Pool is included under line item “other operating income (expenses), net” in the consolidated statements of operations in the Form 20-F. The Pro/Contra Amount represents an adjustment amount (payments due to other participants or payments due from other participants settled through CCL) and is not directly attributable to transactions with end-customers, but rather represents a settlement mechanism between the participants to the CCL Pool. The settlement is considered not to meet the definition of revenue under paragraphs 78 and 79 of Statements of Financial Accounting Concepts 6, and is therefore considered to be in the scope of ASC 610 "Other income". As a result, the Company determined that the Pro/Contra Amount transaction with CCL did not meet the definition of revenues under ASC 606 in 2018 and ASC 605 in 2017 and 2016.

U.S. Securities and Exchange Commission
January 17, 2020

Under the CCL Pool, the Company considers itself the principal or primary obligor under ASC 605, in the contracts with the third-party customers, or charterparties for the Company’s owned vessels. Indicators that the Company is the principal in the transaction with the end customer with CCL as the commercial agent facilitating the transaction include: (1) the Company is primarily responsible for fulfilling the promise to provide the specified service to the customers and (2) the participating vessels are contracted to end customers directly from the respective vessel owner as stated in Clause 2(c) of the CCL Pool. CCL as pool manager facilitates the contract between the vessel owner and the end user. However, it is the respective vessel owner who is responsible for fulfilling the contract (providing the service and operating the vessel). Clause 7 of the CCL Pool specifies the additional responsibilities of each participant, including, but not limited to, the procurement, financing, insurance, manning and technical management of its respective pool vessels. Further, each participant under the CCL Pool performs all operational activities of the vessel once a voyage has been fixed. This includes issuing instructions to the master/crew, scheduling, arrangement of agencies, tugs, lighterage, bunkers and all other matters in support of the commercial operation of the pool vessels as stated under CCL Pool Clause 8(a)(v). Additionally, the participants perform all activities specified under CCL Pool Clauses 8(a), (vi) and (vii), which includes all invoicing, payments and collections for its own pool vessels. By performing all operational aspects related to the performance of the vessel under the contract, the Company considers itself as the principal in the transaction towards the customers, as it has control of the specified goods or services before they are transferred to the customer.

The Company is obligated to compensate the individual vendors for services performed and incurs the costs of fulfilling the voyage regardless of whether the customer accepts the ultimate transportation services (refer to Clauses 2(e) and (f) of the CCL Pool for details). However, this risk is mitigated by settlement of voyage results among the participants. As such, the Company has mitigated general inventory risk.

The Company has influence or discretion in establishing the price for the specified service under the charter parties. Under Clause 9 of the CCL Pool, the Pool Manager has authority to enter into, draw up and handle the performance of contracts for periods not exceeding six months. The Pool Manager may also charter out vessels for 9-10 months subject to Pool Committee (as defined in the CCL Pool) and pool partner approvals. Although the Pool Manager has authority to draw up and enter into contracts on behalf of the Company, the Company has influence in establishing prices with respect to the third-party customer. Under the CCL Pool, the Company has specific commercial management personnel, as do the other participants, designated to CCL to perform chartering services for the vessels operating under the agreement. The Company is therefore actively involved in relation to chartering activities in the CCL Pool, and the Company reviews and approves all fixtures that involves its own vessels. In addition, the Company is part of the Pool Committee and has approval of its own pool vessels charters exceeding three months.

CTM Supramax RSA
For the three vessels that trade under the CTM Supramax RSA, the Company considers the arrangement in substance to qualify as a lease under ASC 840-10-15-6 (a variable rate operating lease). As a result, the transactions with CTM are not considered within the scope of ASC 606 in 2018 and ASC 605 in 2017 and 2016, respectively, because under the arrangement with CTM the Company has conveyed CTM the right to operate, i.e., direct the use of, and therefore control the use of the Company’s owned vessels included under the arrangement.

U.S. Securities and Exchange Commission
January 17, 2020

As opposed to the CCL Pool, where the Company as participant is actively involved both through involvement in the commercial manager and by operating its own vessels and fulfilling the voyages (i.e., fulfilling the contract), CTM not only performs all commercial activities but also operational, treasury and accounting activities for the three vessels included in the CTM Supramax RSA. These activities are stated in Clause 4 of the CTM Supramax RSA. With reference to Clause 3 of the CTM Supramax RSA, the Company’s obligations, as the vessel owner, are primarily related to insurance, crewing and technical management of the Company’s vessels included in the arrangement.
Under the CTM Supramax RSA, revenues and expenses for all vessels participating under the arrangement are recorded by CTM. CTM also makes all the payments for the participating vessels’ direct voyage costs and collects all income for voyages performed by the participating vessels. Subsequently, the result for each vessel under the arrangement is distributed to each participant on a time charter equivalent basis, i.e. a net revenue basis, in accordance with the agreed-upon formula. CTM makes a monthly distribution to each participant. This distribution reflects the hire earned for each vessel based on the agreed-upon performance key and total results as per the CTM Supramax RSA. The Company presents this amount under time charter revenues in the consolidated statements of operations.
Based on the Comment Letter, the Company proposes to prospectively update and clarify its disclosures for revenue sharing/pool agreements in the Form 20-F for 2019. The Company proposes to include the following information in the Company’s F-pages:
“Several of our Capesize vessels operate under a pool arrangement for Capesize vessels with Capesize Chartering Ltd, or CCL. Revenues and expenses for our own vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charterparties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charterparties. CCL, as pool manger, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel.
The difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.
The Company’s Ultramax vessels operate under a revenue sharing agreement for Supramax vessels managed by C Transport Holding Ltd, or CTM. Under this revenue sharing agreement, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this revenue sharing agreement, CTM also operates and therefore controls the use of the Company’s owned vessels included under the arrangement. As a result, the revenue sharing agreement for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.”

U.S. Securities and Exchange Commission
January 17, 2020

If you have any questions or comments concerning this letter, please feel free to contact Andrei Sirabionian at (212) 574-1580 or the undersigned at (212) 574-1223.

Very truly yours, SEWARD & KISSEL, LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe